                SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 1998
This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, and is subject to completion or amendment.

Prospectus Supplement (To Prospectus Dated August 27, 1998)

                                                                          [LOGO]

Dole Food Company, Inc.
$300,000,000
     % NOTES DUE 200_

Dole Food Company, Inc. (the "Company" or "Dole") is offering $300,000,000
aggregate principal amount of     % Notes due 200_ (the "Notes"). Interest on
the Notes is payable on April 1 and October 1 of each year, beginning April 1, 1999. The Notes will mature on October 1, 200_. The Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption. The Notes will not have the benefit of any sinking fund.

The Notes will be represented by one or more Global Securities deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in the accompanying Prospectus, Notes will not be issued in certificated form. See "Description of Notes--Book-Entry System" in this Prospectus Supplement and "Description of Debt Securities--Book-Entry Debt Securities" in the accompanying Prospectus.

     ----------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     ----------------------------------------------------------------------

                                         PRICE TO           UNDERWRITING       PROCEEDS TO
                                         PUBLIC(1)          DISCOUNT(2)        COMPANY(1)(3)
  PER NOTE                               %                  %                  %
  TOTAL                                  $                  $                  $

(1) Plus accrued interest, if any, from September   , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting estimated expenses of $      payable by the Company.

--------------------------------------------------------------------------------

The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the
facilities of DTC on or about September   , 1998, against payment therefor in
immediately available funds.

Chase Securities Inc.
     Goldman, Sachs & Co.
          Deutsche Bank Securities
               NationsBanc Montgomery Securities LLC
                                                     First Union Capital Markets

The date of this Prospectus Supplement is September   , 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SYNDICATE SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            ------------------------

                                  THE COMPANY

    The Company is engaged in the worldwide sourcing, growing, processing, distributing and marketing of high quality, branded fresh produce. The Company provides retail and institutional customers and other food product companies with high quality products which are produced and improved through research, agricultural assistance and advanced harvesting, processing, packing, cooling, shipping and marketing techniques and which bear the DOLE-Registered Trademark-trademarks.

    The Company is one of the world's largest producers of bananas and pineapples. Dole also sources table grapes, apples, pears, plums, oranges, grapefruit, lemons, mangoes, kiwi, tangelos, melons, cherries, strawberries, raspberries and other deciduous, tropical and citrus fruits.

    Dole sources, harvests, cools, distributes and markets more than 20 different types of fresh vegetable products, including iceberg lettuce, red and green leaf lettuce, romaine lettuce, butter lettuce, celery, cauliflower, broccoli, carrots, brussels sprouts, spinach, red and green onions, asparagus, snow peas and artichokes. Dole also markets value-added products, such as iceberg lettuce based salad mixes, specialty lettuce salads, complete salad kits which include dressing and condiments, blends of specialty lettuces, red cabbage, peeled mini-carrots, shredded carrots, shredded red cabbage and coleslaw. Dole sources, processes and markets almonds and markets raisins, prunes and dates. Dole's fresh fruit and vegetable products and its consumer dried fruit and nut products are marketed under the DOLE-Registered Trademark-brand, under other brand names owned by the Company, and in some cases, under private labels.

    Dole also produces and markets processed food products, including sliced, chunk, tidbit and crushed pineapple and pineapple juice in cans, as well as tropical fruit salad and mandarin oranges.

    The Company's products are produced both directly on Company-owned or leased land and through associated producer and independent grower arrangements, pursuant to which Dole provides varying degrees of farming, harvesting, packing, storing, shipping, stevedoring and marketing services, as well as financing through advances to growers of certain products. Fresh fruit and vegetable products, almonds and processed pineapple products are, for the most part, packed and/or processed directly by Dole.

    Dole has significant food sourcing and related operations in Chile, Colombia, Costa Rica, Ecuador, Guatemala, Honduras, the Philippines, Thailand and the United States. Dole also sources food products in Algeria, Argentina, Australia, Brazil, Cameroon, Greece, Italy, Ivory Coast, Mexico, New Zealand, Nicaragua, Peru, South Africa, Spain, Syria, Tunisia, Turkey and Venezuela. Significant volumes of Dole's fresh fruit and packaged products are marketed in Canada, Western Europe, Japan and the United States, with lesser volumes marketed in New Zealand, Hong Kong, South Korea, Russia, Australia and certain countries in Asia, Eastern Europe, Scandinavia, the Middle East and Central and South America.

    Dole utilizes product quality, brand recognition, competitive pricing, effective customer service and consumer marketing programs to enhance its position within the highly competitive food industry. Consumer and institutional recognition of the DOLE-Registered Trademark- trademarks and related brands and the association of these brands with high quality food products contribute significantly to Dole's ability to compete in the markets for fresh fruit and vegetables, packaged foods and dried fruit, nuts and beverages. The Company owns these trademarks in the United States, Canada and in other countries in which it conducts business and regards them as important corporate assets with high recognition and acceptance.

    The Company distributes its products in more than 90 countries throughout the world. The markets for all of Dole's products are highly competitive. In order to compete successfully, Dole sources products of high quality and seeks to distribute them in worldwide markets on a timely basis. Dole's competitors in the fresh fruit business include a limited number of large international food companies, as well as a large number of smaller independent food companies, grower cooperatives and foreign government-sponsored producers which have intensified competition in recent years. With respect to vegetables, a limited number of grower-shippers in the United States and Mexico supply a significant portion of the domestic fresh vegetable market. However, numerous smaller independent distributors also compete with Dole in the market for fresh vegetables. With respect to processed pineapple, Dole competes against a limited number of large U.S. companies, as well as a substantial number of foreign competitors and independent canners. Dole's citrus and dried fruit and nut products compete in North America primarily against large grower processing and marketing cooperatives with strong brand recognition.

    The Company's earnings from its fresh fruit, fresh vegetable, dried fruit and nut and beverage operations are sensitive to fluctuations in the volatile market prices for these products. Excess supplies often cause severe price competition. Growing conditions in various parts of the world, particularly weather conditions such as floods, droughts and freezes, and diseases and pests are primary factors affecting market prices because of their influence on supply and quality of product. Other factors affecting Dole's operations include the seasonality of its supplies, the ability to process products during critical harvest periods, the timing and effects of ripening, the degree of perishability, the effectiveness of worldwide distribution systems, the terms of various federal and state marketing orders, total worldwide industry volumes, the seasonality of consumer demand, foreign currency exchange fluctuation, foreign importation restrictions and foreign political risks.

    The Company was founded in Hawaii in 1851 and was incorporated under the laws of Hawaii in 1894. The Company's principal executive offices are located at 31365 Oak Crest Drive, Westlake Village, California 91361, telephone (818) 879-6600.

                          RECENT BUSINESS DEVELOPMENTS

    During 1998, Dole announced a number of acquisitions in the fresh cut flower industry. One transaction is still pending the completion of due diligence. The companies acquired will position Dole as a leading producer and marketer of fresh cut flowers within North America. Production and distribution facilities are located in the United States, Colombia, Ecuador and Mexico. After completion of the pending acquisition, Dole will have annual revenues exceeding $200 million in its fresh cut flower business. In the first full year of operations, Dole currently anticipates the acquisitions will be accretive to earnings per share.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes offered hereby, after payment of expenses related to the offering and underwriters discount, are estimated to be approximately $ million. The Company currently anticipates using approximately $200 million of the net proceeds to repay the amounts outstanding under the Company's revolving credit facility due July 2003 (the "Facility"), a portion of which was used to acquire certain fresh cut flower businesses. The Facility has a maximum commitment of $400 million and, at August 28, 1998, the average interest rate on borrowings under the Facility was approximately 5.9%. The remaining net proceeds will be used to fund working capital requirements and for general corporate purposes, which may include capital expenditures and acquisitions.

                                 CAPITALIZATION

    The following table presents the capitalization of the Company at June 20, 1998 and as adjusted to reflect the issuance of the Notes and the use of the net proceeds from the sale of the Notes as described under "Use of Proceeds."

                                                                            AS OF JUNE 20, 1998
                                                                           ----------------------
                                                                            ACTUAL    AS ADJUSTED
                                                                           ---------  -----------
                                                                               (IN MILLIONS)
Short-term borrowings(1).................................................      $  11       $  11
                                                                           ---------  -----------
Long-term debt:
     % Notes due 200.....................................................     --             300
  6 3/4% Notes due July 15, 2000.........................................        225         225
  7% Notes due 2003......................................................        300         300
  7 7/8% Debentures due July 15, 2013....................................        175         175
  Other unsecured debt...................................................         59          59
  Secured debt...........................................................         19          19
  Unamortized debt discount and issue costs..............................         (2)         (2 )
  Current maturities.....................................................         (1)         (1 )
                                                                           ---------  -----------
    Total long-term debt.................................................        775       1,075
                                                                           ---------  -----------
Minority interests.......................................................         45          45
                                                                           ---------  -----------
Shareholders' equity:
  Common stock...........................................................        321         321
  Additional paid-in capital.............................................        183         183
  Retained earnings......................................................        346         346
  Accumulated other comprehensive loss...................................        (94)        (94 )
                                                                           ---------  -----------
    Total shareholders' equity...........................................        756         756
                                                                           ---------  -----------
      Total capitalization...............................................     $1,587      $1,887
                                                                           ---------  -----------
                                                                           ---------  -----------

--------------------------

(1) Includes notes payable and current portion of long-term debt. At June 20, 1998, no borrowings were outstanding under the Facility. At August 28, 1998, approximately $200 million of borrowings were outstanding under the Facility.

                            SELECTED FINANCIAL DATA

    The following table presents selected financial data of the Company. The selected financial data for the five fiscal years ended 1997 is derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for the half years of 1998 and 1997 is unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods, have been included. The operating results for the first half of 1998 may not be indicative of the operating results to be expected for the full year. This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto incorporated by reference herein.

                                                                          HALF YEAR                FOR FISCAL YEAR
                                                                        --------------  --------------------------------------
                                                                         1998    1997    1997    1996    1995    1994    1993
                                                                        ------  ------  ------  ------  ------  ------  ------
                                                                            (IN MILLIONS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING RESULTS
Revenue...............................................................  $2,176  $2,073  $4,336  $3,840  $3,804  $3,499  $3,108
Cost of products sold.................................................   1,829   1,730   3,692   3,256   3,218   2,966   2,609
                                                                        ------  ------  ------  ------  ------  ------  ------
  Gross margin........................................................     347     343     644     584     586     533     499
Selling, marketing, and administrative expenses.......................     191     182     400     370     393     395     333
Restructuring charge and cost reduction program.......................      --      --      --      50      --      --      43
                                                                        ------  ------  ------  ------  ------  ------  ------
  Operating income....................................................     156     161     244     164     193     138     123
Interest expense--net.................................................     (26)    (29)    (57)    (60)    (74)    (67)    (48)
Net gain on assets sold or held for disposal..........................      --      --      --      --      62      --      --
Other income (expense)-net............................................      (2)      5       8       5      (5)     (3)     (9)
                                                                        ------  ------  ------  ------  ------  ------  ------
Income from continuing operations before income taxes.................     128     137     195     109     176      68      66
Income taxes..........................................................     (23)    (25)    (35)    (20)    (56)    (10)     (4)
                                                                        ------  ------  ------  ------  ------  ------  ------
Net income from continuing operations(1)..............................     105     112     160      89     120      58      62
Net income from discontinued operations...............................      --      --      --      --     (97)     10      16
                                                                        ------  ------  ------  ------  ------  ------  ------
Net income............................................................  $  105  $  112  $  160  $   89  $   23  $   68  $   78
                                                                        ------  ------  ------  ------  ------  ------  ------
                                                                        ------  ------  ------  ------  ------  ------  ------
Diluted earnings per common share:
  Continuing operations...............................................  $ 1.72  $ 1.87  $ 2.65  $ 1.47  $ 2.00  $ 0.98  $ 1.04
  Discontinued operations.............................................      --      --      --      --   (1.61)   0.16    0.26
                                                                        ------  ------  ------  ------  ------  ------  ------
Net income............................................................  $ 1.72  $ 1.87  $ 2.65  $ 1.47  $ 0.39  $ 1.14  $ 1.30
                                                                        ------  ------  ------  ------  ------  ------  ------
                                                                        ------  ------  ------  ------  ------  ------  ------
Ratio of earnings to fixed charges (2)................................    3.21x   3.27x   2.56x   1.89x   2.35x   1.59x   1.57x

OTHER STATISTICS
Working capital.......................................................  $  418  $  423  $  407  $  464  $  480  $  495  $  391
Total assets..........................................................   2,592   2,440   2,464   2,487   2,442   3,685   3,159
Long-term debt........................................................     775     762     755     904     896   1,555   1,111
Total debt............................................................     786     772     768     926     920   1,609   1,190
Common shareholders' equity...........................................     756     640     666     550     508   1,081   1,052
Cash dividends per common share.......................................    0.20    0.20    0.40    0.40    0.40    0.40    0.40
Capital additions for continuing operations...........................      40      49     129     110      90     212     174
Depreciation and amortization from continuing operations..............      52      52     112     111     113     120     106

--------------------------

(1) Net income from continuing operations for 1996 and 1993 included pre-tax restructuring charges of $50 million and $43 million, respectively, related primarily to operational closures. Net income from continuing operations for 1995 included a net pre-tax gain of $61.7 million related to the sale of the Company's juice business. The real estate and resorts business distributed to shareholders in 1995 is presented as a discontinued operation.

(2) For purposes of computation of the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discounts and one-third of rental expense, which approximates the interest factor of such rental expense.

                            RECENT FINANCIAL RESULTS

    Revenue for the first half of 1998 increased 5% to $2,176.0 million from $2,072.8 million for the first half of 1997. Revenue increased due to European distribution businesses acquired in the fourth quarter of 1997, and increased volume as well as favorable pricing in the vegetable and Honduran beverage operations. Excluding the closed California dried fruit manufacturing operation, revenue increased 9% for the first half of 1998 as compared to the same period of 1997.

    Net income for the first half of 1998 decreased 7% to $104.9 million, or $1.72 per diluted share, from $112.5 million, or $1.87 per diluted share, for the first half of 1997. The decrease in earnings for the first half of 1998 as compared with the first half of 1997 was primarily due to weaker pricing in the North American banana market during the first quarter of 1998 caused by high industry volume. Earnings for the second quarter of 1998 as compared with the same period of 1997 increased primarily due to strong banana pricing in Europe and Asia as a result of decreased industry volumes caused by El Nino weather conditions. In addition, increased vegetable prices in North America and increased volume and pricing in the Honduran beverage operation contributed to improved second quarter results.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "OFFERED DEBT SECURITIES") SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE PROSPECTUS UNDER THE HEADING "DESCRIPTION OF DEBT SECURITIES," TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS GIVEN TO THEM IN THE PROSPECTUS.

GENERAL

    The Notes will be issued under an Indenture, dated as of July 15, 1993 (the "Senior Indenture"), between the Company and Chase Manhattan Bank and Trust Company, National Association (formerly known as Chemical Trust Company of California), as trustee (the "Senior Trustee"), and will constitute "Senior Debt Securities" as referred to in the Prospectus. The Notes rank on a parity with all unsecured and unsubordinated indebtedness of the Company.

    The Notes will be limited to an aggregate principal amount of $300,000,000 and will mature on October 1, 200 . The Notes will bear interest at the rate per
annum shown on the cover of this Prospectus Supplement from September   , 1998,
or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on April 1 and October 1 of each year, commencing April 1, 1999, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on March 15 and September 15, as the case may be, immediately preceding such Interest Payment Date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

    The defeasance and covenant defeasance provisions of the Senior Indenture described under "Description of Debt Securities--Defeasance" in the Prospectus will apply to the Notes. The reference to "certain covenants specified in the applicable Prospectus Supplement" in clause (ii) under "Description of Debt Securities--Defeasance" in the Prospectus refers to the covenants described under "Certain Covenants of the Company" below.

OPTIONAL REDEMPTION

    The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued interest thereon to the date of redemption.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on and after the redemption date.

    The Notes will not be entitled to the benefit of a sinking fund.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable
Treasury Price for such redemption date, plus    %.

    "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in Los Angeles, California or New York, New York are authorized or obligated by law or executive order to close.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, the average of the Reference Treasury Dealer Quotations for such redemption date.

    "Quotation Agent" means one of the Reference Treasury Dealers appointed by the Company and certified to the Trustee by the Company.

    "Reference Treasury Dealer" means each of Chase Securities Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., NationsBanc Montgomery Securities LLC and First Union Capital Markets, a division of Wheat First Securities, Inc., and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and certify the same to the Trustee; and any other Primary Treasury Dealer selected by the Company and certified to the Trustee by the Company.

    "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company and certified to the Trustee by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

BOOK-ENTRY SYSTEM

    The Securities will be represented by one or more Global Securities. Each Global Security will be deposited with, or on behalf of, DTC, and registered in the name of a nominee of DTC. The Global Security will not be exchangeable for Certificated Notes, except under the circumstances described in the accompanying Prospectus under "Description of Debt Securities--Book-Entry Debt Securities."

    DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

    Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Securities. Neither the

Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Securities as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same day funds.

    A further description of DTC's procedures with respect to Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Book-Entry Debt Securities."

CERTAIN COVENANTS OF THE COMPANY

    The covenants described below shall be applicable to the Notes.

  RESTRICTIONS ON SECURED INDEBTEDNESS

    If the Company or any Restricted Subsidiary shall, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable for or suffer to exist any indebtedness for money borrowed or evidenced by a bond, debenture, note or other similar instrument, whether or not for money borrowed or given in connection with the acquisition of any business, properties or assets including securities ("Indebtedness") secured by a mortgage, pledge, lien or similar encumbrance ("Mortgage") on (1) any Principal Property of the Company or of any Restricted Subsidiary; or (2) any shares of capital stock or Indebtedness of any Restricted Subsidiary (which Indebtedness is then held by the Company or any Restricted Subsidiary), the Company will secure or cause such Restricted Subsidiary to secure the Notes equally and ratably with (or, at the Company's option, prior to) such secured Indebtedness, unless the aggregate amount of all such secured Indebtedness, together with all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Net Tangible Assets.

    The above restriction does not apply to, and there will be excluded from secured Indebtedness in any computation under such restriction, Indebtedness secured by (i) Mortgages on and limited to property of, or on any shares of capital stock of or Indebtedness of, any corporation existing at the date of the Senior Indenture or at the time such corporation becomes a Restricted Subsidiary; (ii) Mortgages in favor of the Company or a Restricted Subsidiary;
(iii) Mortgages in favor of governmental bodies to secure progress, advance or certain other payments; (iv) if made in the ordinary course of business, Mortgages as security for the performance of contracts other than in connection with the borrowing of money or the securing of debt, and Mortgages with governmental agencies to qualify the Company or any Restricted Subsidiary to do business or obtain certain other benefits; (v) Mortgages for taxes, assessments or governmental charges or levies not yet due and payable or payable without penalty or being contested in good faith by appropriate proceedings; (vi) Mortgages created by or resulting from litigation or legal proceedings which are being contested in good faith by appropriate proceedings and Mortgages arising out of judgments as to which the time for appeal or proceeding for review has not expired; (vii) Mortgages on and limited to property, shares of stock or Indebtedness existing at the time of acquisition thereof (including acquisition through merger or consolidation), and purchase money and construction Mortgages which are entered into within 120 days after the acquisition or construction; (viii) Mortgages securing industrial revenue or pollution control bonds; (ix) Mortgages created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; and (x) any extension, renewal, or refunding of any Mortgage referred to in the foregoing clauses (i) through (ix) inclusive to the extent the amount of Indebtedness secured by such Mortgage is not increased from the amount originally so secured.

  RESTRICTIONS ON SALES AND LEASEBACKS

    Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property unless the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties plus all secured Indebtedness (with the exception of secured Indebtedness which is excluded as described in "Restrictions on Secured Indebtedness" above) would not exceed 10% of Net Tangible Assets.

    This restriction does not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if (i) the lease is for a period, including renewal rights, not in excess of three years; (ii) the sale or transfer of the Principal Property is made within 180 days after its acquisition or construction; (iii) the lease secures or relates to industrial revenue or pollution control bonds;
(iv) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; (v) the lease payment obligation is created in connection with a project financed with, and such obligation constitutes, a Nonrecourse Obligation; or (vi) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Senior Funded Debt of the Company or Funded Debt of a Restricted Subsidiary (other than through payment at maturity or a mandatory sinking fund or other mandatory prepayment), or to the purchase of other property which will constitute Principal Property of a fair market value at least equal to the value of the Principal Property leased, an amount not less than the greater of (a) the net proceeds of the sale of the Principal Property leased or (b) the fair market value of the Principal Property leased net of selling costs.

  CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of any Holders of the Notes, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided (a) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is a Person organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations under the Senior Indenture and on all Debt Securities issued and outstanding under the Senior Indenture, (b) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (c) that certain other conditions are met.

  CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    "Attributable Debt" means, as to any particular lease under which the Company or any Restricted Subsidiary is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equal to the weighted average interest rate per annum borne by the Debt Securities of each series outstanding pursuant to the Senior Indenture compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

    "Funded Debt" means (a) all Indebtedness of the Company and its Restricted Subsidiaries maturing on, or renewable or extendible at the option of the obligor to, a date more than one year from the date of the determination thereof that is or would be classified as long-term debt on a balance sheet prepared in accordance with generally accepted accounting principles (including Indebtedness under any revolving credit arrangement with banks), (b) guarantees, direct or indirect, and other contingent obligations of the Company and its Restricted Subsidiaries in respect of, or to purchase or otherwise acquire or be responsible or liable for (through the investment of funds or otherwise), any Indebtedness of others (but not including contingent liabilities on customers' receivables sold with recourse) and (c) amendments, renewals, extensions and refundings of any such Indebtedness.

    "Net Tangible Assets" means the net book value of all assets of the Company and Restricted Subsidiaries, excluding any amount carried as assets for shares of capital stock held in treasury, debt discount and expense, investments in and advances to Subsidiaries other than Restricted Subsidiaries, goodwill, patents and trademarks, less all liabilities of the Company and Restricted Subsidiaries (except Funded Debt, minority interests in Restricted Subsidiaries, deferred taxes and general contingency reserves of the Company and Restricted Subsidiaries), all as determined on a consolidated basis in accordance with generally accepted accounting principles.

    "Nonrecourse Obligation" means indebtedness or lease payment obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any of its Restricted Subsidiaries; or (ii) the financing of a project involving the development or expansion of properties of the Company or any of its Restricted Subsidiaries, as to which the obligee with respect to such indebtedness or obligation has no recourse to the general corporate funds of the Company or any of its Restricted Subsidiaries or any assets of the Company or any of its Restricted Subsidiaries other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and funds generated by such assets or project) except pursuant to a covenant to pay to such obligee or to the obligor of such indebtedness or obligation an amount equal to all or a portion of the amount of any dividends received from such obligor within the previous 12 months.

    "Principal Property" means any manufacturing plant or processing facility, including the equipment constituting a part thereof, which is located within the United States or its territories or possessions, of the Company or a Restricted Subsidiary, having a net book value exceeding 1% of Net Tangible Assets. As of the date of this Prospectus Supplement, the Company has two properties that qualify as Principal Properties.

    "Restricted Subsidiary" means any Subsidiary of the Company, other than any Subsidiary that is engaged primarily in the management, development and sale or financing of real property.

    "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

  LIMITED COVENANTS IN THE EVENT OF A HIGHLY LEVERAGED TRANSACTION

    Other than the covenants of the Company as described above, there are no covenants or provisions in the Senior Indenture that may afford Holders of the Notes protection in the event of a highly leveraged transaction or leveraged buyout involving the Company.

EVENTS OF DEFAULT

    In addition to the Events of Default under the Senior Indenture specified in the Prospectus, the following is an Event of Default with respect to the Notes: a default under any evidence of indebtedness for money borrowed by the Company or a Restricted Subsidiary (including a default with respect to Debt Securities of any other series) in an individual principal amount outstanding of at least $25,000,000 or under any instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or a Restricted Subsidiary (including the Senior Indenture) in an individual principal amount outstanding of at least $25,000,000, whether such indebtedness exists as of the date of the Senior Indenture or is thereafter created, which default results in the acceleration of such indebtedness without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 business days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of the Notes as provided in the Senior Indenture.

REGARDING THE SENIOR TRUSTEE

    The Company and certain of its affiliates conduct banking transactions with the Senior Trustee in the normal course of business.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement and related Pricing Agreement between the Company and Chase Securities Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., NationsBanc Montgomery Securities LLC and First Union Capital Markets, a division of Wheat First Securities, Inc. (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                                  PRINCIPAL
                                                                                    AMOUNT
UNDERWRITER                                                                        OF NOTES
------------------------------------------------------------------------------  --------------
Chase Securities Inc..........................................................  $
Goldman, Sachs & Co...........................................................
Deutsche Bank Securities Inc..................................................
NationsBanc Montgomery Securities LLC.........................................
First Union Capital Markets, a division of Wheat First Securities, Inc........
                                                                                --------------
      Total...................................................................  $  300,000,000
                                                                                --------------
                                                                                --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of     % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
    % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    In connection with the offering of the Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act.

    Each of the Underwriters or its affiliates has engaged, and may in the future engage, in various general financing and banking transactions with the Company and its affiliates. In particular, affiliates of Chase Securities Inc., NationsBanc Montgomery Securities LLC and First Union Capital Markets, a division of Wheat First Securities, Inc., respectively, are lenders under the Facility. The Company intends to use a portion of the net proceeds of this offering to repay amounts outstanding under the Facility, and such lenders will receive in excess of 10% of such net proceeds. Because more than 10% of the net proceeds of the offering will be received by entities affiliated with members of the National Association of

Securities Dealers, Inc. (the "NASD") participating in the offering made hereby, the offering is being conducted pursuant to Rules 2710(c)(8) and 2720(c)(3)(C) of the Conduct Rules of the NASD. See "Use of Proceeds." The Senior Trustee is an affiliate of Chase Securities Inc.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. O'Melveny & Myers LLP and Sullivan & Cromwell will rely as to matters of Hawaii law on the opinion of Goodsill Anderson Quinn & Stifel, Honolulu, Hawaii.

PROSPECTUS

                            DOLE FOOD COMPANY, INC.

                                DEBT SECURITIES

                               ------------------

    Dole Food Company, Inc. (the "Company") may offer from time to time, in one or more series, its unsecured senior debt securities (the "Senior Debt Securities"), its unsecured senior subordinated debt securities (the "Senior Subordinated Debt Securities"), and its unsecured subordinated debt securities (the "Subordinated Debt Securities" and with the Senior Debt Securities and Senior Subordinated Debt Securities, being collectively referred to as the "Debt Securities"). Debt Securities will have a maximum aggregate offering price of $500,000,000 or an equivalent amount in U.S. dollars if the Debt Securities are denominated in a currency other than U.S. dollars or in currency units, and will be offered on terms to be determined at the time of offering.

    The specific title, the aggregate principal amount, the purchase price, the maturity, the rate (or method of calculation) and time of payment of interest, if any, any redemption or sinking fund provisions, any conversion provisions, any covenants and any other specific terms of the Debt Securities will be set forth in the accompanying supplement to this Prospectus (the "Prospectus Supplement"). The Prospectus Supplement will also disclose whether the Debt Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

    Debt Securities may be sold directly, through agents from time to time or through underwriters and/or dealers. If any agent of the Company or any underwriter is involved in the sale of the Debt Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution."

    The Senior Debt Securities, if issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Senior Subordinated Debt Securities, if issued, will be unsecured and subordinated to all present and future Senior Indebtedness (as defined) of the Company but will be senior to any Subordinated Debt Securities, if issued. The Subordinated Debt Securities, if issued, will be unsecured and subordinated to all present and future Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities, if issued. See "Description of Debt Securities."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 27, 1998

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 115 Sansome Street, Suite 1104, San Francisco, California 94104. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and other information regarding companies, including the Company, that file electronically with the Commission.

    This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, and reference is hereby made to such Registration Statement, including the exhibits thereto.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    There are incorporated herein by reference the following documents of the Company filed with the Commission: (1) Annual Report on Form 10-K for the fiscal year ended January 3, 1998; (2) Quarterly Report on Form 10-Q for the quarter ended March 28, 1998; (3) Quarterly Report on Form 10-Q for the quarter ended June 20, 1998; and (4) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial holder, to whom a copy of this Prospectus is delivered, upon the written notice or oral request of any such person, a copy of any or all the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be made to the Corporate Secretary of the Company at 31365 Oak Crest Drive, Westlake Village, California 91361, telephone number (818) 879-6600.

                                  THE COMPANY

    The Company is engaged in the worldwide sourcing, growing, processing, distributing and marketing of high quality, branded fresh produce and packaged foods. The Company provides retail and institutional customers and other food product companies with high quality products which are produced and improved through research, agricultural assistance and advanced harvesting, processing, packing, cooling, shipping and marketing techniques and which bear the DOLE-Registered Trademark- trademarks.

    The Company is one of the world's largest producers of bananas and fresh and processed pineapples. The Company is a major marketer of citrus and deciduous fruit and table grapes worldwide and an industry leader in iceberg lettuce, celery, cauliflower and broccoli and in fresh-cut salads and pre-cut vegetables. The Company is also a leading provider of fresh cut flowers in North America.

    The Company was founded in Hawaii in 1851 and was incorporated under the laws of Hawaii in 1894. The Company's principal executive offices are located at 31365 Oak Crest Drive, Westlake Village, California 91361, telephone (818) 879-6600.

                                USE OF PROCEEDS

    Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of Debt Securities offered hereby will be used for general corporate purposes, which may include the reduction of outstanding indebtedness, working capital increases, capital expenditures and acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for each of the periods indicated. Earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discounts and one-third of rental expense, which approximates the interest factor of such rental expense.

    SIX MONTHS ENDED                                   FISCAL YEAR ENDED
------------------------  ---------------------------------------------------------------------------
 JUNE 20,     JUNE 14,    JANUARY 3,    DECEMBER 28,     DECEMBER 30,     DECEMBER 31,    JANUARY 1,
   1998         1997         1998          1996(1)          1995(1)           1994           1994
-----------  -----------  -----------  ---------------  ---------------  ---------------  -----------
     3.21x        3.27x        2.56x          1.89x            2.35x            1.59x          1.57x

------------------------

(1) During the fiscal year ended December 28, 1996, the Company recorded a $50.0 million pretax restructuring charge related to its dried fruit and nut business. During the fiscal year ended December 30, 1995, the Company recorded a $61.7 million net pretax gain on the sale of the Company's beverage business. Excluding these non-recurring items, the ratio of earnings to fixed charges for the fiscal years ended December 28, 1996 and December 30, 1995 would have been 2.30x and 1.88x, respectively.

                         DESCRIPTION OF DEBT SECURITIES

    Senior Debt Securities may be issued from time to time in series under an Indenture, dated as of July 15, 1993 (the "Senior Indenture"), between the Company and Chase Manhattan Bank and Trust Company, National Association (formerly Chemical Trust Company of California), as trustee (the "Senior Trustee"). The Senior Indenture is incorporated by reference in the Registration Statement of which this Prospectus is a part. Senior Subordinated Debt Securities may be issued from time to time in series under an indenture (the "Senior Subordinated Indenture") between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Senior Subordinated Trustee"). The Senior Subordinated Indenture will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part. Subordinated Debt Securities may be issued from time to time in series under an indenture (the "Subordinated Indenture") between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Subordinated Trustee"). The Subordinated Indenture will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part. The Senior Indenture, the Senior Subordinated Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures," and the Senior Trustee, the Senior Subordinated Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees." As used under this caption, unless the context otherwise requires, Offered Debt Securities shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definition therein of certain terms, copies of which are included or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used herein and not defined shall have the meanings assigned to them in the relevant Indentures. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of the Offered Debt Securities will be set forth in the Prospectus Supplement.

GENERAL

    Each Indenture provides for the issuance of Debt Securities in series, and does not limit the principal amount of Debt Securities which may be issued thereunder.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities; (3) any limit on the aggregate principal amount of the Offered Debt Securities; (4) whether any of the Offered Debt Securities are to be issuable in bearer form or permanent global form and, if so, the terms and conditions, if any, upon which interests in such Offered Debt Securities in bearer form or global form may be exchanged, in whole or in part, for the Offered Debt Securities represented thereby; (5) the person to whom any interest on any Offered Debt Security of the series shall be payable if other than the person in whose name the Offered Debt Security is registered on the Regular Record Date; (6) the date or dates on which the Offered Debt Securities will mature; (7) the rate or rates at which the Offered Debt Securities will bear interest, if any; (8) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (9) each office or agency where the principal of, premium (if any) and interest on the Offered Debt Securities will be payable; (10) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (11) the obligation of the Company, if any, to redeem or repurchase the Offered Debt Securities at the option of the Holders; (12) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

(13) the currency or currencies, including composite currencies, of payment of principal of and any premium and interest on the Offered Debt Securities if other than U.S. dollars; (14) any index or formula used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (15) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (16) any provisions relating to the conversion or exchange of the Offered Debt Securities into Debt Securities of another series; (17) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default"; (18) any material covenants with respect to the Offered Debt Securities; (19) the applicability of the provisions described under "Defeasance"; and (20) any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

    Debt Securities may be issued at a discount from their principal amount. Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of or any premium or interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

    Unless otherwise indicated in this Prospectus or the Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

STATUS OF DEBT SECURITIES

    The Senior Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

    The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company. "Senior Indebtedness" of the Company is defined to mean the principal of, and premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) on (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) incurred in connection with the acquisition by the Company or a subsidiary of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any

Subordinated Debt Securities. The Company will not issue Debt which is subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

    The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

    Neither the Senior Subordinated Indenture nor the Subordinated Indenture contains any limitation on the amount of Senior Indebtedness which may be hereafter incurred by the Company.

    No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within 150 days of such default in payment or event of default.

    Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

CONVERSION RIGHTS

    The terms, if any, on which Debt Securities of a series may be exchanged for or converted into Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purpose in New York, New York and at any other office or agency maintained for such purpose. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

    All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security may look only to the Company for payment thereof.

BOOK-ENTRY DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the applicable Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any Person other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so transferable, registrable and exchangeable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interest in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purpose under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merger into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided (a) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is a person organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (b) that after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (c) that certain other conditions are met.

COVENANTS OF THE COMPANY

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Offered Debt Securities. Other than the covenants of the Company included in the Indentures as described above or as described in the applicable Prospectus Supplement, there are no covenants or provisions in the Indentures that may afford Holders protection in the event of a highly leveraged transaction or leveraged buyout involving the Company.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following are Events of Default under each of the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days;
(c) failure to make any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee or Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series as provided in such Indenture; (e) a default under any evidence of indebtedness for money borrowed by the Company or a Restricted Subsidiary (including a default with respect to Debt Securities of any other series) in an individual principal amount outstanding of at least $25,000,000 or under any instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or a Restricted Subsidiary (including the Indentures) in an individual principal amount outstanding of at least $25,000,000, whether such indebtedness exists as of the date of the applicable Indenture or is thereafter created, which default results in the acceleration of such indebtedness without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 business days after written notice to the Company by the Trustee or by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series as provided in the applicable Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the applicable Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    Each of the Indentures provides that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Company will be required to furnish to the Trustee under each Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    The Company and the applicable Trustee may, without the consent of any Holders, modify or amend each of the Indentures to, among other things, (i) evidence the succession of another Person to the Company and the assumption by the successor of the covenants of the Company in the applicable Indenture; (ii) add covenants for the benefit of any series of Debt Securities or to surrender any rights or powers conferred on the Company by the applicable Indenture; (iii) add any additional Events of Default; (iv) add to, change or eliminate any of the provisions of the applicable Indenture with respect to series of Debt Securities issued after such addition, deletion or change; and (v) cure any ambiguity, correct or supplement any provision of the applicable Indenture which may be inconsistent with other provisions of that Indenture or make any other provisions with respect to matters or questions arising under that Indenture, provided that such action does not adversely affect the interests of the Holders of any series of Outstanding Debt Securities in any material respect.

    Other modifications and amendments of each of the Indentures may be made by the Company and the applicable Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected thereby, PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby; (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debt Security, (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of principal of, or premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the State Maturity or Redemption Date thereof; or (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

    The Holders of at least a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain covenants of the relevant Indenture. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the relevant Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under such Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

DEFEASANCE

    Unless otherwise specified in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain Paying Agents and hold moneys for payment in trust) or (ii) need not comply with certain covenants specified in the applicable Prospectus Supplement with respect to the Debt Securities of that series, and the occurrence of an event described in clause
(d) under "Events of Default" above with respect to any defeased covenant and clauses (e) and (g) of the "Events of Default" above shall no longer be an Event of Default if, in either case, the Company deposits with the Trustee, in trust, money or US. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the relevant Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (f) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (f) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) the Company shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not ocurred. In the event the Company omits to comply with its remaining obligations under an Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

    The Indentures contain certain limitations on the right of the Trustees, should they become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for their own account on certain property received in respect of any such claim as security or otherwise. The Trustees will be permitted to engage in certain other transactions; however, if they acquire any conflicting interest and there is a default under the Debt Securities, they must eliminate such conflict or resign.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities to one or more underwriters for public offering and sale by them or may sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Debt Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Debt Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    Underwriters may offer and sell Debt Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell Debt Securities in exchange for one or more of its outstanding issues of Debt Securities or other securities. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Debt Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

    Debt Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting a principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Debt Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If so indicated in the Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Debt Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of the Debt Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Debt Securities less the principal amount thereof covered by Contracts.

                                 LEGAL MATTERS

    The validity of the Offered Securities will be passed upon for the Company by O'Melveny & Myers LLP. O'Melveny & Myers LLP will rely as to matters of Hawaii law on the opinion of Goodsill Anderson Quinn & Stifel, Honolulu, Hawaii.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company incorporated in this Prospectus by reference to its Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------

Table of Contents
PROSPECTUS SUPPLEMENT

The Company                                                                 S-2
Recent Business Developments                                                S-3
Use of Proceeds                                                             S-3
Capitalization                                                              S-4
Selected Financial Data                                                     S-5
Recent Financial Results                                                    S-6
Description of Notes                                                        S-7
Underwriting                                                                S-13
Validity of the Notes                                                       S-14

PROSPECTUS

Available Information                                                         2
Incorporation of Certain Documents by Reference                               2
The Company                                                                   3
Use of Proceeds                                                               3
Ratio of Earnings to Fixed Charges                                            3
Description of Debt Securities                                                4
Plan of Distribution                                                         11
Legal Matters                                                                12
Experts                                                                      12

Prospectus Supplement

Dole Food
Company, Inc.

$300,000,000

  % NOTES DUE 200_

       [LOGO]

Chase Securities Inc.
Goldman, Sachs & Co.
Deutsche Bank Securities
NationsBanc Montgomery Securities LLC
First Union Capital Markets

Dated September   , 1998